PORTALPLAYER, INC.

3255 Scott Boulevard, Bldg. 1

Santa Clara, California 95054

November 16, 2004

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PortalPlayer, Inc. - Registration Statement – Form S-1
Registration Number: 333-117900

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, PortalPlayer, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”), relating to the registration of 7,187,500 shares of the Registrant’s Common Stock (including 937,500 shares subject to the underwriters’ over-allotment option), be accelerated so that it will be declared effective at 4:00 P.M., Eastern Time, on November 18, 2004 or as soon thereafter as may be practicable.

The Registrant acknowledge that should the Securities Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely, PortalPlayer, Inc.

By:	/s/ Gary Johnson
Gary Johnson Chief Executive Officer

cc:	Davina K. Kaile, Esq.